Exhibit 99.1

Yandex Announces Closing of Auto.ru Acquisition

Moscow and Amsterdam — August 20, 2014 — Yandex (NASDAQ: YNDX) today announced that it has completed the previously announced acquisition of Auto.ru, one of the leading online auto classifieds businesses in Russia, for approximately US$175 million in cash.

Yandex will continue to develop the functionality of Auto.ru, which will remain available at its familiar web address, www.auto.ru.

About Yandex

Yandex (NASDAQ:YNDX) is one of the largest internet companies in Europe, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex is the leading search service in Russia and also serves Ukraine, Belarus and Kazakhstan and Turkey. More information about Yandex can be found at http://company.yandex.com.

Contacts:

Investor Relations

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Media Relations
Ochir Mandzhikov, Vladimir Isaev
Phone: +7 495 739-7000
E-mail: pr@yandex-team.com